26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 23, 2020

CONFIDENTIAL

Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Chindata Group Holdings Limited
Registration Statement on Form F-1
File No. 333-248658

Dear Ms. Krebs, Mr. Kauten, Ms. Collins, Ms. Kindelan:

On behalf of our client, Chindata Group Holdings Limited

, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on September 18, 2020, and two copies of the submitted exhibits.

The Company advises the Staff that COVID-19 has not had a material adverse effect on the Company’s operations and construction projects. The Company also advises the Staff that all of the Company’s business with ByteDance is based in China and for the operations of ByteDance in China only. The Company believes that the ban of the TikTok app in India and the executive orders issued by U.S. President Donald J. Trump and the recent restrictions published by the U.S. Department of Commerce to potentially prohibit transactions with the TikTok app in the United States has not had a material adverse effect on the Company’s business and results of operations.

In addition, the Company respectfully advises the Staff that it will commence the roadshow for the proposed offering shortly after the date hereof, and expects to request acceleration of the effectiveness of the Registration Statement on or about September 29, 2020. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

PARTNERS:     Pierre-Luc Arsenault[3] | Manas Chandrashekar[6] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[9] | Nicholas A. Norris[6] | Paul S. Quinn | Michael D. Rackham[6] | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Michelle Cheh[8] | Daniel Dusek[3] | James A. Hill[6] | David M. Irvine[6] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Xiaoxi Lin[3] | Yazhe Liu[3] | Daniel A. Margulies[6] | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Singapore; [8] Victoria (Australia); [9] New South Wales (Australia); # non-resident

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

September 23, 2020

* * *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer

Dongning Wang, Chief Financial Officer

Michael Frederick Foust, Chairman of the Board

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP